HIVE BLOCKCHAIN TECHNOLOGIES LTD.

March 25, 2021

HIVE Announces Strategic Partnership and Share Swap Agreement with
DeFi Technologies

This news release constitutes a “designated news release” for the purposes of the Company’s prospectus supplement dated February 2, 2021 to its short form base shelf prospectus dated
January 27, 2021.

Vancouver, Canada – HIVE Blockchain Technologies Ltd. (TSX.V:HIVE) (OTCQX:HVBTF) (FSE:HBF) (the “Company” or “HIVE”) is pleased to announce that it has entered into a letter of intent with DeFi Technologies Inc. (“DeFi Technologies”) for a share swap arrangement, by which HIVE will receive 10,000,000 DeFi Technologies common shares, representing approximately 7% of the existing outstanding common shares of DeFi Technologies in exchange for 4,000,000 common shares of the Company, representing approximately 1% of the Company’s issued and outstanding common shares. The transaction, which does not involve any cash payment by either side, is expected to close on or about April 16, 2021 and is conditional on the completion of satisfactory due diligence by both parties and approval of the TSX Venture Exchange. In addition, HIVE and DeFi Technologies plan to create a partnership surrounding the decentralized finance (DeFi) ecosystem with specific applications around Ethereum and Miner Extractable Value (MEV). The new partnership, which follows three months of discussions, will enable HIVE with a strategic stake in DeFi Technologies and a broader partnership surrounding the DeFi ecosystem with a specific focus on the Ethereum based MEV space and developments surrounding it.

MEV refers to the amount of profit miners can extract from reordering and censoring transactions on the blockchain. It has become an important issue over the past year as the DeFi space has grown from US$3B to US$71B in market capitalization. Of the $347.3M of Extracted MEV, 88% comes from DeFi activities (see graph below). As can be seen from data by Coin Metrics, over half of all ETH miner revenue currently comes from transaction fees. By partnering together to take on these activities, individuals get a more capital efficient market to play in, while distributing greater returns to miners for acting more altruistic.

DeFi is short for “decentralized finance” and new applications are focused on disrupting financial intermediaries. DeFi reached new heights over the past 12 months as dozens of projects launched and large amounts of capital flowed in. The majority of DeFi apps use Ethereum’s ERC token standard to create new coins. DeFi has pushed Ethereum prices to new highs this year and it is accelerating innovation and experimentation. It is estimated that more than $1 trillion in transaction passed through the Ethereum ecosystem in 2020, putting it roughly on par with payments giant, Paypal. This mega trend in DeFi is a big tailwind for Ethereum demand and we believe we are in early innings. Bitcoin was up 300% in 2020 while Ethereum surged 470% due to the demand from DeFi app’s like Stablecoins to Decentralized Exchanges known as DEX’s. HIVE is the only public crypto mining company mining Ethereum and we wish to invest in the DeFi sector and will consider distributing our shares as a dividend to HIVE Shareholders over the next year.

Blockchain analysis firm Chainalysis says DeFi is growing at ‘warp speed’ and DeFi’s explosive growth has much further to grow. Since most DeFi applications are built on top of Ethereum, the world’s second largest cryptocurrency platform and it is a smart contract the future looks very attractive with DeFi becoming a sustainable demand driver for Ethereum prices.

Darcy Daubaras, Chief Financial Officer of HIVE, says “As the chart below shows, the additional revenue that HIVE has been making and reporting from its flagship Ethereum data centres in Sweden and Iceland in recent times, is partially due to the growth in DeFi. This strength and growth in DeFi is a reason that HIVE is supporting innovative companies like DeFi Technologies”.

Ethereum Miner Revenue (Monthly)
Subsidy
Transaction Fees
$1.5b
$1b
$500m
$0
THE BLOCK
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SOURCE: COIN METRICS
UPDATED: MAR 1, 2021
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Chart embedded from The Block Crypto Data.

Frank Holmes, Executive Chairman of HIVE, said “We are excited about this strategic partnership with DeFi Technologies and see strong synergies between the two companies. As HIVE is the only publicly traded company mining Ethereum on an industrial scale, we see opportunities in the work that DeFi Technologies is doing around Miner Extractable Value and the potential ensuing benefits to HIVE”.

Wouter Witvoet, CEO of DeFi Technologies, said: “HIVE is one of the first publicly traded companies that realised the potential of bringing cryptocurrency mining to the public markets. As the only public company with industrial scale Ethereum operations, Frank Holmes and the team have solidified their position as leaders in the space. As Ethereum is the infrastructure on which DeFi is built, we regard HIVE as the backbone and cornerstone of the ecosystem and I couldn’t be more thrilled to be partners at this stage.”

About HIVE Blockchain Technologies Ltd.

HIVE Blockchain Technologies Ltd. is a growth oriented, TSX.V-listed company building a bridge from the blockchain sector to traditional capital markets. HIVE owns state-of-the-art green energy-powered data centre facilities in Canada, Sweden, and Iceland which produce newly minted digital currencies like Bitcoin and Ethereum continuously on the cloud. Our deployments provide shareholders with exposure to the operating margins of digital currency mining as well as a portfolio of crypto-coins.

About DeFi Technologies Inc.

DeFi Technologies Inc. is a Canadian company that carries on business with the objective of enhancing shareholder value through building and managing assets in the decentralized finance sector.

For more information and to register to HIVE’s mailing list, please visit www.HIVEblockchain.com. Follow @HIVEblockchain on Twitter and subscribe to HIVE’s YouTube channel.

On Behalf of HIVE Blockchain Technologies Ltd.

“Frank Holmes”

Executive Chairman

For further information please contact:

Frank Holmes

Tel: (604) 664-1078

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

Forward-Looking Information

Except for the statements of historical fact, this news release contains “forward-looking information” within the meaning of the applicable Canadian securities legislation that is based on expectations, estimates and projections as at the date of this news release. “Forward-looking information” in this news release includes information about the proposed transaction with DeFi Technologies, including potential completion date and quantum of share swap arrangement, the proposed strategic partnership with DeFi Technologies and the potential outcomes of that partnership, potential for the Company’s long-term growth, and the business goals and objectives of the Company.

Factors that could cause actual results to differ materially from those described in such forward-looking information include, but are not limited to, the Company may not receive approval to complete the transaction with DeFi Technologies as contemplated or at all; the digital currency market; the Company’s ability to successfully mine digital currency; the Company may not be able to profitably liquidate its current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on the Company’s operations; the volatility of digital currency prices; and other related risks as more fully set out in the Filing Statement of the Company and other documents disclosed under the Company’s filings at www.sedar.com.

The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about the current profitability in mining cryptocurrency (including pricing and volume of current transaction activity); profitable use of the Company’s assets going forward; the Company’s ability to profitably liquidate its digital currency inventory as required; historical prices of digital currencies and the ability of the Company to mine digital currencies will be consistent with historical prices; and there will be no regulation or law that will prevent the Company from operating its business. The Company has also assumed that no significant events occur outside of the Company's normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.